SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 20, 2020

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition

On March 20, 2020, Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended December 31, 2019. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01.   Other Events

During the course of its earnings call for the quarter ended December 31, 2019, the Company noted that the corona virus pandemic was having an impact on certain of its revenue and alternative revenue sources. Most notably, the Company announced that a number of advertisers across significant advertising categories were reducing advertising spend due to the outbreak. Further, the Company announced that the outbreak has caused the postponement of its *2020 Tom Joyner* Foundation *Fantastic Voyage* cruise and was impairing ticket sales of other tent pole special events.

The Company also noted that as of January 1, 2019, it had changed the way it accounted for leases in accordance with certain Financial Accounting Standards Board Accounting Standards Updates (the "FASB Updates"). The Company noted that during the fourth quarter it reclassified certain items it had reflected as interest expense to operating expense in connection with operating leases and in accordance with the FASB Updates. While not material, the Company noted the amounts to be approximately $1.3M, $1.4M, $1.4M and $1.6M for Q12019, Q22019, Q32019 and Q42019, respectively, for a total of approximately $5.7M for the year ended December 31, 2019.

At the end of the earnings call, it became apparent that certain listeners may have had issues accessing the call. A replay of the conference call will be available from 1:00 p.m. EDT March 20, 2020 until 11:55 p.m. EDT March 27, 2020. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 4249913. Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

With this Current Report, the Company is furnishing a transcript of the earning call, however, the Company cannot guarantee the transcript is complete and/or a fully accurate transcript of the call and refers interested listeners to the replay information above.

The conference call transcript and the information in Item 8.01 of this Current Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated March 20, 2020: Urban One, Inc. Reports Fourth Quarter Results.
99.2	Transcript of Urban One, Inc. Updated Fourth Quarter 2019 Conference Call, held March 20, 2020 at 10:00 AM EDT.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q , 10-Q/A and other filings with the SEC.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

March 26, 2020

Peter D. Thompson

Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

March 20, 2020
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

URBAN ONE, INC. REPORTS FOURTH QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended December 31, 2019. Net revenue was approximately $105.9 million, a decrease of 6.8% from the same period in 2018. Broadcast and digital operating income[1] was approximately $34.3 million, a decrease of approximately $10.3 million from the same period in 2018. The Company reported operating income of approximately $12.1 million for the three months ended December 31, 2019, compared to approximately $9.4 million for the same period in 2018. Net loss was approximately $7.9 million or $0.18 per share (basic) compared to net income of approximately $116.9 million or $2.62 per share (basic) for the same period in 2018. Adjusted EBITDA[2] was approximately $27.5 million for the three months ended December 31, 2019, compared to approximately $35.3 million for the same period in 2018.

Alfred C. Liggins, III, Urban One's CEO and President stated, "Our Adjusted EBITDA for the year of approximately $133.5 million was adversely impacted by the re-classification of operating lease expenses out of interest expense as previously reported through Q3, absent which accounting reclassification we would have been above the mid-point of our guidance. Our same station radio revenue excluding political advertising was -2.9%, which was in line with our previously reported low-single digit decline in core pacings. With tough political comps (-83.5%) this made for a difficult quarter, but in line with expectations. The first quarter of 2020 started brightly, with both January and February radio division revenues ahead of prior year, and strong political revenues. The Covid-19 outbreak has reversed that growth, with cancellations from clients whose businesses revolve around events, travel, leisure and entertainment. On a same station basis our radio division is currently pacing up mid-single digits including political, and down low single digits excluding political revenue. As a result of the pandemic, we have postponed our annual Tom Joyner's Fantastic Voyage cruise, which will impact our Q2 revenue and EBITDA, and we are monitoring all of our larger public events with a view towards mitigating risk and keeping our employees, clients and listeners safe."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31,				Year Ended December 31,			
	2019		2018		2019		2018	
	(unaudited)				(unaudited)			
	(in thousands, except share data)				(in thousands, except share data)			
NET REVENUE	$	105,854	$	113,541	$	436,929	$	439,098
OPERATING EXPENSES								
Programming and technical, excluding stock-based compensation		34,947		31,842		128,726		125,316
Selling, general and administrative, excluding stock-based compensation		36,617		37,136		151,791		148,967
Corporate selling, general and administrative, excluding stock-based compensation		10,702		11,056		36,947		32,019
Stock-based compensation		2,192		1,076		4,784		4,711
Depreciation and amortization		2,534		8,320		16,985		33,189
Impairment of long-lived assets		6,800		14,700		10,600		21,256
Total operating expenses		93,792		104,130		349,833		365,458
Operating income		12,062		9,411		87,096		73,640
INTEREST INCOME		19		46		150		240
INTEREST EXPENSE		19,753		19,244		81,400		76,667
LOSS ON RETIREMENT OF DEBT		-		2,794		-		1,809
OTHER INCOME, net		(2,406)		(2,152)		(7,075)		(8,002)
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries		(5,266)		(10,429)		12,921		3,406
PROVISION FOR (BENEFIT FROM) INCOME TAXES		2,522		(127,844)		10,864		(138,758)
CONSOLIDATED NET (LOSS) INCOME		(7,788)		117,415		2,057		142,164
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		133		493		1,132		1,163
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(7,921)	$	116,922	$	925	$	141,001
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS								
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(7,921)	$	116,922	$	925	$	141,001
Weighted average shares outstanding - basic[3]		44,172,147		44,663,033		44,699,586		45,647,696
Weighted average shares outstanding - diluted[4]		44,172,147		46,874,741		47,921,671		48,000,957

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	Three Months Ended December 31,		Year Ended December 31,	
	2019	2018	2019	2018
PER SHARE DATA - basic and diluted:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net (loss) income attributable to common stockholders (basic)	$ (0.18)	$ 2.62	$ 0.02	$ 3.09
Consolidated net (loss) income attributable to common stockholders (diluted)	$ (0.18)	$ 2.49	$ 0.02	$ 2.94
SELECTED OTHER DATA				
Broadcast and digital operating income [1]	$ 34,290	$ 44,563	$ 156,412	$ 164,815
Broadcast and digital operating income margin (% of net revenue)	32.4%	39.2%	35.8%	37.5%
Broadcast and digital operating income reconciliation:				
Consolidated net (loss) income attributable to common stockholders	$ (7,921)	$ 116,922	$ 925	$ 141,001
Add back non-broadcast and digital operating income items included in consolidated net (loss) income:				
Interest income	(19)	(46)	(150)	(240)
Interest expense	19,753	19,244	81,400	76,667
Provision for (benefit from) income taxes	2,522	(127,844)	10,864	(138,758)
Corporate selling, general and administrative expenses	10,702	11,056	36,947	32,019
Stock-based compensation	2,192	1,076	4,784	4,711
Loss on retirement of debt	-	2,794	-	1,809
Other income, net	(2,406)	(2,152)	(7,075)	(8,002)
Depreciation and amortization	2,534	8,320	16,985	33,189
Noncontrolling interest in income of subsidiaries	133	493	1,132	1,163
Impairment of long-lived assets	6,800	14,700	10,600	21,256
Broadcast and digital operating income	$ 34,290	$ 44,563	$ 156,412	$ 164,815
Adjusted EBITDA [2]	$ 27,526	$ 35,335	$ 133,543	$ 140,622
Adjusted EBITDA reconciliation:				
Consolidated net (loss) income attributable to common stockholders:	$ (7,921)	$ 116,922	$ 925	$ 141,001
Interest income	(19)	(46)	(150)	(240)
Interest expense	19,753	19,244	81,400	76,667
Provision for (benefit from) income taxes	2,522	(127,844)	10,864	(138,758)
Depreciation and amortization	2,534	8,320	16,985	33,189
EBITDA	$ 16,869	$ 16,596	$ 110,024	$ 111,859
Stock-based compensation	2,192	1,076	4,784	4,711
Loss on retirement of debt	-	2,794	-	1,809
Other income, net	(2,406)	(2,152)	(7,075)	(8,002)
Noncontrolling interest in income of subsidiaries	133	493	1,132	1,163
Employment Agreement Award, incentive plan award expenses and other compensation	1,373	(1,173)	4,948	(3,654)
Contingent consideration from acquisition	77	684	297	2,399
Severance-related costs	802	411	1,980	2,032
Cost method investment income from MGM National Harbor	1,686	1,906	6,853	7,049
Impairment of long-lived assets	6,800	14,700	10,600	21,256
Adjusted EBITDA	$ 27,526	$ 35,335	$ 133,543	$ 140,622

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	December 31, 2019	December 31, 2018
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 33,546	$ 15,890
Intangible assets, net	881,708	916,824
Total assets	1,251,406	1,237,409
Total debt (including current portion, net of original issue discount and issuance costs)	876,253	912,463
Total liabilities	1,057,767	1,052,036
Total stockholders' equity	183,075	175,141
Redeemable noncontrolling interest	10,564	10,232

	December 31, 2019	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $5.4 million (subject to variable rates) *(a)*	$ 315,277	5.71%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $2.4 million (fixed rate)	347,585	7.375%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $3.7 million (fixed rate)	163,404	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $2.1 million (fixed rate)	49,987	11.00%
Asset-backed credit facility (subject to variable rates) (a)	-	0.00%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended December 31,					
	2019		**2018**		**$ Change**	**% Change**
	(Unaudited)					
	(in thousands)					
Net Revenue:						
Radio Advertising	$	48,359	$	53,258	$ (4,899)	-9.2%
Political Advertising		705		4,268	(3,563)	-83.5%
Digital Advertising		8,642		8,071	571	7.1%
Cable Television Advertising		19,118		20,218	(1,100)	-5.4%
Cable Television Affiliate Fees		25,667		25,764	(97)	-0.4%
Event Revenues & Other		3,363		1,962	1,401	71.4%
Net Revenue (as reported)	$	105,854	$	113,541	$ (7,687)	-6.8%

Net revenue decreased to approximately $105.9 million for the quarter ended December 31, 2019, from approximately $113.5 million for the same period in 2018. Net revenues from our radio broadcasting segment decreased 11.6% compared to the same period in 2018. We experienced net revenue declines most significantly in our Baltimore, Cincinnati, Cleveland, Columbus, Detroit, Indianapolis, Philadelphia, Raleigh and St. Louis markets, with our Dallas market experiencing growth for the quarter. The declines in Detroit were driven by the previously announced sales of our Detroit WDMK-FM station as of August 31, 2019 and our Detroit WPZR-FM station as of August 8, 2018. Same station net revenue, excluding political, from our radio broadcasting segment decreased 2.9% compared to the same period in 2018. We recognized approximately $44.8 million of revenue from our cable television segment during the three months ended December 31, 2019, compared to approximately $45.9 million for the same period in 2018, with the decrease primarily in advertising sales revenue. Net revenue from our Reach Media segment decreased approximately $1.2 million for the quarter ended December 31, 2019, compared to the same period in 2018. Finally, net revenues for our digital segment increased $519,000 for the three months ended December 31, 2019, compared to the same period in 2018, primarily due to an increase in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $82.3 million for the quarter ended December 31, 2019, up 2.8% from the approximately $80.0 million incurred for the comparable quarter in 2018. The overall operating expense increase was driven primarily by higher programming and technical expenses, which was partially offset by lower selling, general and administrative expenses and lower corporate selling, general and administrative expenses. The increase in programming and technical expenses was primarily driven by higher program content amortization expense at our cable television segment. The decrease in selling, general and administrative expenses is primarily from our radio broadcasting segment as a result of lower variable sales based compensation expenses and representation fees.

Depreciation and amortization expense decreased to approximately $2.5 million for the quarter ended December 31, 2019, compared to approximately $8.3 million for the same quarter in 2018. The decrease in expense is due to the mix of assets approaching or near the end of their useful lives, most notably certain of the Company's cable television affiliate agreements.

Interest expense increased to approximately $19.8 million for the quarter ended December 31, 2019, compared to approximately $19.2 million for the same period in 2018. The Company made cash interest payments of approximately $23.7 million on its outstanding debt for the quarter December 31, 2019, compared to cash interest payments of approximately $27.1 million on its outstanding debt for the quarter ended December 31, 2018. On December 20, 2018, the Company closed on a new $192.0 million unsecured credit facility (the "2018 Credit Facility") and a new $50.0 million loan secured by its interest in the MGM National Harbor Casino (the "MGM National Harbor Loan"). As of December 31, 2019, the Company did not have any borrowings outstanding on its asset-backed credit facility.

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During the quarter ended December 31, 2018, the Company recorded a loss on retirement of debt of approximately $2.8 million. This amount included a write-off of previously capitalized debt financing costs and original issue discount associated with the Company's 9.25% Senior Subordinated Notes due 2020 (the "2020 Notes") in the amount of $649,000 and also included approximately $2.1 million associated with the premium paid to the bondholders.

The impairment of long-lived assets for the three months ended December 31, 2019, was related to a non-cash impairment charge of approximately $5.8 million to reduce the carrying value of our digital segment goodwill as well as a non-cash impairment charge of approximately $1.0 million associated with our Indianapolis market radio broadcasting license. By comparison, the impairment of long-lived assets for the three months ended December 31, 2018 in the amount of approximately $14.7 million, was related to a non-cash impairment charge recorded to reduce the carrying value of our Atlanta market goodwill.

The increase in stock-based compensation for the three months ended December 31, 2019, compared to the same period in 2018, is primarily due to grants and vesting of stock awards for certain executive officers and other management personnel.

For the three months ended December 31, 2019, we recorded a provision for income taxes of approximately $2.5 million on a pre-tax loss from continuing operations of approximately $5.3 million, which results in a tax rate of (47.9)%. For the three months ended December 31, 2018, we recorded a benefit from income taxes of approximately $127.8 million on a pre-tax loss from operations of approximately $10.4 million, that results in a tax rate of (1,225.9)%. The tax benefit is primarily attributable to deferred tax benefits from federal and state net operating losses of approximately $128.5 million that will be recognized in a future period, and the Company also recorded current state tax expense of approximately $671,000. The Company received a net tax refund of $321,000 and $131,000 for the quarters ended December 31, 2019 and 2018, respectively.

Other income, net, was approximately $2.4 million and $2.2 million for the quarters ended December 31, 2019 and 2018, respectively. For the three months ended December 31, 2019 and 2018, the Company recognized approximately $1.7 million and $1.9 million, respectively, of cost method investment income from its investment in MGM National Harbor.

The decrease in noncontrolling interests in income of subsidiaries was due primarily to lower net income recognized by Reach Media during the three months ended December 31, 2019, compared to the same period in 2018.

Other pertinent financial information includes capital expenditures of approximately $1.2 million and $709,000 for the quarters ended December 31, 2019 and 2018, respectively.

During the three months ended December 31, 2019, the Company did not repurchase any Class A or Class D common stock. During the three months ended December 31, 2018, the Company did not repurchase any Class A common stock but repurchased 914,086 shares of Class D common stock in the amount of approximately $2.0 million.

The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended December 31, 2019, the Company executed a Stock Vest Tax Repurchase of 86,512 shares of Class D Common Stock in the amount of $192,000. During the three months ended December 31, 2018, the Company executed a Stock Vest Tax Repurchase of 13,162 shares of Class D Common Stock in the amount of $27,000.

Other Matters:

The Company noted that the corona virus pandemic was having an impact on certain of its revenue and alternative revenue sources. Most notably, the Company announced that a number of advertisers across significant advertising categories were reducing advertising spend due to the outbreak. Further, the Company announced that the outbreak has caused the postponement of its 2020 Tom Joyner Foundation Fantastic Voyage cruise and was impairing ticket sales of other tent pole special events.

During the fourth quarter of 2019, the Company reclassified the interest expense component of operating leases accounted for under ASC 842 from interest expense into operating expenses. The amount reclassified for the fourth quarter was approximately $1.6 million and the full year reclassification was approximately $5.7 million.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and years ended December 31, 2019 and 2018 are included.

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| | | Three Months Ended December 31, 2019 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 105,854	$ 44,950	$ 8,031	$ 8,642	$ 44,793	$ (562)
OPERATING EXPENSES:						
Programming and technical	34,947	9,966	4,652	4,006	16,705	(382)
Selling, general and administrative	36,617	20,486	1,454	5,447	9,398	(168)
Corporate selling, general and administrative	10,702	-	1,077	-	1,808	7,817
Stock-based compensation	2,192	284	12	12	-	1,884
Depreciation and amortization	2,534	738	57	482	946	311
Impairment of long-lived assets	6,800	1,000	-	5,800	-	-
Total operating expenses	93,792	32,474	7,252	15,747	28,857	9,462
Operating income (loss)	12,062	12,476	779	(7,105)	15,936	(10,024)
INTEREST INCOME	19	-	-	-	-	19
INTEREST EXPENSE	19,753	338	-	53	1,919	17,443
OTHER INCOME, net	(2,406)	(360)	-	-	(348)	(1,698)
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	(5,266)	12,498	779	(7,158)	14,365	(25,750)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	2,522	6,115	294	(2)	3,656	(7,541)
CONSOLIDATED NET (LOSS) INCOME	(7,788)	6,383	485	(7,156)	10,709	(18,209)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	133	-	-	-	-	133
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (7,921)	$ 6,383	$ 485	$ (7,156)	$ 10,709	$ (18,342)
Adjusted EBITDA[2]	$ 27,526	$ 14,651	$ 1,200	$ (532)	$ 16,882	$ (4,675)

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| | | Three Months Ended December 31, 2018 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 113,541	$ 50,841	$ 9,264	$ 8,123	$ 45,883	$ (570)
OPERATING EXPENSES:						
Programming and technical	31,842	10,327	4,493	3,033	14,092	(103)
Selling, general and administrative	37,136	21,376	743	5,723	9,762	(468)
Corporate selling, general and administrative	11,056	-	1,117	-	3,177	6,762
Stock-based compensation	1,076	136	11	31	1	897
Depreciation and amortization	8,320	894	61	472	6,569	324
Impairment of long-lived assets	14,700	14,700	-	-	-	-
Total operating expenses	104,130	47,433	6,425	9,259	33,601	7,412
Operating income (loss)	9,411	3,408	2,839	(1,136)	12,282	(7,982)
INTEREST INCOME	46	-	-	-	-	46
INTEREST EXPENSE	19,244	338	-	-	1,919	16,987
LOSS ON RETIREMENT OF DEBT	2,794	-	-	-	-	2,794
OTHER INCOME, net	(2,152)	(233)	-	-	-	(1,919)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(10,429)	3,303	2,839	(1,136)	10,363	(25,798)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(127,844)	4,811	681	643	2,144	(136,123)
CONSOLIDATED NET INCOME (LOSS)	117,415	(1,508)	2,158	(1,779)	8,219	110,325
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	493	-	-	-	-	493
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 116,922	$ (1,508)	$ 2,158	$ (1,779)	$ 8,219	$ 109,832
Adjusted EBITDA[2]	$ 35,335	$ 19,398	$ 2,911	$ 142	$ 19,116	$ (6,232)

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		Year Ended December 31, 2019 (in thousands, unaudited)									
		Consolidated		Radio Broadcasting		Reach Media		Digital		Cable Television		Corporate/ Eliminations
STATEMENT OF OPERATIONS:											
NET REVENUE	$	436,929	$	177,478	$	44,691	$	31,922	$	185,027	$	(2,189)
OPERATING EXPENSES:											
Programming and technical		128,726		41,096		16,802		12,444		60,121		(1,737)
Selling, general and administrative		151,791		78,047		18,166		19,278		36,639		(339)
Corporate selling, general and administrative		36,947		-		3,139		2		6,426		27,380
Stock-based compensation		4,784		735		43		51		9		3,946
Depreciation and amortization		16,985		3,248		235		1,877		10,376		1,249
Impairment of long-lived assets		10,600		4,800		-		5,800				-
Total operating expenses		349,833		127,926		38,385		39,452		113,571		30,499
Operating income (loss)		87,096		49,552		6,306		(7,530)		71,456		(32,688)
INTEREST INCOME		150		-		-		-		-		150
INTEREST EXPENSE		81,400		1,350		-		53		7,675		72,322
OTHER (INCOME) EXPENSE, net		(7,075)		157		-		-		(348)		(6,884)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries		12,921		48,045		6,306		(7,583)		64,129		(97,976)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		10,864		15,236		1,637		(12)		16,216		(22,213)
CONSOLIDATED NET INCOME (LOSS)		2,057		32,809		4,669		(7,571)		47,913		(75,763)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		1,132		-		-		-		-		1,132
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	925	$	32,809	$	4,669	$	(7,571)	$	47,913	$	(76,895)
Adjusted EBITDA[2]	$	133,543	$	58,953	$	6,954	$	928	$	82,007	$	(15,299)

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| | Year Ended December 31, 2018 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 439,098	$ 182,765	$ 42,984	$ 31,577	$ 184,298	$ (2,526)
OPERATING EXPENSES:						
Programming and technical	125,316	40,165	17,294	13,289	55,054	(486)
Selling, general and administrative	148,967	76,648	15,205	24,208	34,963	(2,057)
Corporate selling, general and administrative	32,019	-	3,512	6	9,076	19,425
Stock-based compensation	4,711	614	53	114	11	3,919
Depreciation and amortization	33,189	3,484	250	1,907	26,259	1,289
Impairment of long-lived assets	21,256	21,256	-	-	-	-
Total operating expenses	365,458	142,167	36,314	39,524	125,363	22,090
Operating income (loss)	73,640	40,598	6,670	(7,947)	58,935	(24,616)
INTEREST INCOME	240	-	-	-	-	240
INTEREST EXPENSE	76,667	1,363	-	-	7,676	67,628
LOSS ON RETIREMENT OF DEBT	1,809	-	-	-	-	1,809
OTHER INCOME, net	(8,002)	(876)	-	-	(2)	(7,124)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	3,406	40,111	6,670	(7,947)	51,261	(86,689)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(138,758)	13,561	1,622	13	12,285	(166,239)
CONSOLIDATED NET INCOME (LOSS)	142,164	26,550	5,048	(7,960)	38,976	79,550
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,163	-	-	-	-	1,163
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 141,001	$ 26,550	$ 5,048	$ (7,960)	$ 38,976	$ 78,387
Adjusted EBITDA[2]	$ 140,622	$ 66,679	$ 6,986	$ (3,101)	$ 86,975	$ (16,917)

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Urban One, Inc. will hold a conference call to discuss its results for the fourth fiscal quarter of 2019. The conference call is scheduled for Friday, March 20, 2020 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-844-291-6362; international callers may dial direct (+1) 234-720-6995.

A replay of the conference call will be available from 1:00 p.m. EDT March 20, 2020 until 11:55 p.m. EDT March 27, 2020. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 4249913.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of January 2020, **Urban One** currently owns and/or operates 61 broadcast stations (including all HD stations, translator stations and the low power television stations we operate) branded under the tradename "Radio One" in 14 urban markets in the United States. Through its controlling interest in **Reach Media, Inc** (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended December 31, 2019 and 2018, Urban One had 44,172,147 and 44,663,033 shares of common stock outstanding on a weighted average basis (basic), respectively. For the years ended December 31, 2019 and 2018, Urban One had 44,699,586 and 45,647,696 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended December 31, 2019 and 2018, Urban One had 44,172,147 and 46,874,741 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the years ended December 31, 2019 and 2018, Urban One had 47,921,671 and 48,000,957 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.

Final Transcript

RADIO ONE, INC.: 2019 4th Quarter Earnings Call

March 20, 2020/9:00 a.m. CDT

SPEAKERS

Alfred C. Liggins, III - CEO
Peter D. Thompson - CFO

PRESENTATION

Moderator   Welcome to the Urban One's 2019 4th Quarter Earnings Call. I've been asked to begin this call with the following Safe Harbor statement. During this conference call, Urban One will be sharing with you certain projections or other forward-looking statements regarding future events or its future performance. Urban One cautions you about certain factors, including risk and uncertainties referred to in the 10-Ks, 10-Qs, and other reports it periodically files with the Securities and Exchange Commission, could cause the company's actual results to differ materially from those indicated by its projections or forward-looking statements.

This call will present information as of March 20, 2020. Please note that Urban One disclaims any duty to update any forward-looking statements made in this presentation. In this call, Urban One may also discuss some non-GAAP financial measures when talking about its performance. These measures will be reconciled to GAAP, either during the course of this call, or in the company's press release, which could be found on its website, at www.urbanone.com.

A replay of the conference call will be available from 1 p.m. Eastern Daylight Time, March 20, 2020, until 11:55 p.m. Eastern Daylight Time, March 27, 2020. Callers may access the replay by calling 1-866-207-1041. International callers may dial direct, plus one, 402-970-0847. The replay access code is 4249913. Access to live audio and a replay of the conference call will also be available on Urban One's corporate website, at www.urbanone.com. The replay will be made available on the website for seven days after the call. No other recordings or copies of this call are authorized or may be relied upon.

I'll now turn the call over to Alfred C. Liggins, Chief Executive Officer of Urban one, who is joined by Peter D. Thompson, Chief Financial Officer. Gentlemen.

A. Liggins   Thank you very much, operator. Also joining me is Karen Wishart, our Chief Administrative Officer; Kris Simpson, our general counsel; and Jody Drewer, the CFO at TV One.

Thank you for joining. Sorry for the couple day delay while our auditors finished up the audit. We had a last minute reclassification that Peter's going to talk to you about and we've outlined in the press release. Doesn't affect our free cash flow or net income. And so, it's something that Peter can explain in detail. We've had some conversations about it in earlier conference calls as it relates to our lease accounting.

Before we get to fourth quarter results, let me start with the current events at hand, which we all know are unique and extraordinary and unencountered times. So, starting with current events and what we know so far about the impact of the COVID-19 outbreak on our business. I'm sharing these updates with you in real time, however, the situation continues to change daily.

Prior to the outbreak, we were showing Q1 same station radio pacings up 6.9%. Political advertising from the primary election had been very strong, and we are considerably ahead of comparable election years for this category. January finished up 3.2%, and February finished up 13.2%. Q1 pacing has fallen to 2.2% in a little over a week's time. More noticeably, Q2 pacings have dropped from plus 13.3% to minus 13.3% in the same ten-day period. Radio has taken about $4.3 million in cumulative cancellations since last week; however, the frequency of cancellations has slowed, and some clients are simply deferring campaigns until later in the year.

Our sales leadership team is actively engaging with businesses and government entities, and seeking out bright spots with campaigns and categories such as home fitness, online education, ecommerce sites, food delivery services, entertainment streaming, and cleaning and hygiene products, for example. We have canceled all in-person station events, and postponed one of our major events, Women's Empowerment in Raleigh.

Reach Media has processed about $200,000 in ad cancellations, but the more significant impact has been the postponement of the annual Tom Joyner Fantastic Voyage Cruise. This event was expected to generate over $10 million of revenue, and more than $1.5 million in profit for Q2.

TV One has fared better than radio, and has taken about $850,000 in cancelations. We are optimistic about the downside to our television segment. The digital segment has taken about $1.4 million in cancellations. Also, MGM National Harbor Casino in Maryland is closed, along with every other casino in the country, so our investment income will reduce temporarily. I'm not sure exactly how long the closures will be instated.

We have taken some immediate steps to mitigate the fallout. Out of abundance of caution, we have preemptively drawn $27.5 million from our asset-backed line of credit to improve our liquidity position in the short term, in addition to the 30 plus million dollars of cash we already have on the balance sheet. This action is in line with what many other companies have done given the economic uncertainty.

We've implemented telework for nonessential employees, and have also halted business travel. This is evolving on a daily basis, and we're analyzing now what we think the impact of a really strong unprecedented downdraft in Q2 is going to look like on our business. We have not pulled together all of those projections as of yet, but we're focused on it on an hourly basis. And as we start to communicate with folks going forward, even off line from the conference call, we can hopefully give some better visibility to where we think we will be, and what the impact might be, and what kind of mitigation we can put in place.

Now I'll turn it over to Peter to go through more detail in the numbers.

P. Thompson   Thanks, Alfred. As Alfred said, during the fourth quarter we reclassified interest expense component of operating leases, which we've been showing as interest expense, and we had to put that back into operating expense. In January 1st of last year, FCA 42 [ph], we changed the way we were accounting for leases. We grossed them up, both the assets and the liabilities on the balance sheet. That was fine. And then the P&L geography, as a result of that change in accounting, meant that we were having a quarterly pickup to operating expenses, and a quarterly hit to interest expenses. We've been transparent on calling that out on each of the quarterly earnings calls, so that really should come as no surprise.

What came as a bit of surprise was at yearend the auditors looked at that more closely and decided, actually, they didn't agree with the P&L geography we were using. So, essentially, we just went back to the old way of accounting. As Alfred said, it doesn't affect, that income doesn't affect free cash flow. It doesn't affect the bank covenant calculations, because we did not change that methodology, we just continued to do those calculations under the old GAAP.

So, really, what it did was, it changed our headline adjusted EBITDA number, and therefore, changed our headline GAAP leverage number. And it dislocated us from our guidance that we'd given, because obviously our guidance was given on the basis of the accounting we'd done from Q1 through Q3. That's really what went on there. Happy to take questions on that if that's not clear.

So, the fourth quarter reclass of interest expense was approximately $1.6 million, and the full-year reclass was approximately $5.7 million. Absent this change, our adjusted EBITDA would've been $139.2 million, which compared to our previous guidance of $138 million to $140 million.

Now, revenue is down 6.8% for the quarter, approximately $105.9 million. As usual, a breakout of revenue by source can be found on Page 5 of the press release, and the breakout by segment found on Page 7.

Radio segment net revenue was down 11.6% in the fourth quarter. A lot of that obviously driven by political. National ad sales were down 21.8%, while local ad sales were down 9.3%.

Excluding political revenue, and on a same-station basis, excluding Detroit, the radio segment net revenue was down by 2.9%, which was in line with the guidance, with the pacings guidance that we'd given of down low single digits.

Now, revenue for Reach Media was down by 13.3%. The fourth quarter adjusted EBITDA down by approximately $1.7 million year-over-year. Net revenues for our digital segment increased by 6.4% in the fourth quarter, and adjusted EBITDA for the digital segment decreased by approximately $674,000. Recognized approximately $44.8 million of revenue from our cable television segment during the quarter, a decrease of 2.4%. Cable TV advertising revenue was down 5.4%, including approximately $0.50 million for the new CLEO TV network. And affiliate revenue was down by 0.4%, with rate increases of approximately $1.3 million, offset by churn of approximately $1.4 million.

Cable subscribers, as measured by Nielsen, finished fourth quarter 2019 at $52.2 million, down from $54.3 million at the end of Q3. We recorded approximately $1.7 million of cost method income for our investment in MGM National Harbor property for the quarter, down 11.6% from last year. Operating expenses, excluding depreciation, amortization, impairments [ph] and stock-based compensation increased by $2.2 million, or 2.8%, to approximately $82.3 million in fourth quarter. Noncash expenses were up by $1.9 million, due to one-time adjustment, and they're excluded from adjusted EBITDA.

Radio operating expenses were down 3.9%. Radio SG&A expense line was down 4.2%, primarily from lower revenue variable expenses, such as sales commissions and national rep fees, as well as nonrecurring station events. Radio programming and technical expenses were down 3.5%.

Reach operating expenses were up 13.1%. Program and technical expenses at Reach were up 3.5%, driven by one-time severance compensation for the program and changes in the wake of Tom Joyner's retirement. Reach SG&A expenses were up 96% due to an unfavorable variance in bad debt expense. Corporate SG&A expenses at Reach were down 3.6%.

Operating expenses in the digital segment were up 8%, driven by a staff bonus accrual in the quarter for the full year. Cable TV expenses were up by 3.3% year-over-year. The absence of staff bonus expense and lower advertising expense helped to offset higher content amortization, which was up by about $2.7 million.

Operating expenses in the corporate and elimination segment were up by $1.1 million, including an unfavorable variance of $2.8 million for noncash adjustment to the company's employment agreement award liability, which is excluded from adjusted EBITDA. None of those adjustments, corporate SG&A expenses were actually down by $1.7 million. Staff compensation costs were lower, mainly due to the absence of executive bonuses in 2019.

For the fourth quarter, consolidated broadcast and digital operating income was approximately $34.3 million, down 23.1%, from $$44.6 million in 2018. Consolidated adjusted EBITDA was $27.5 million, a decrease of 22.1% year-to-year.

Interest expense was approximately $19.8 million for the fourth quarter. That's approximately $19.2 million for the same period in 2018, an increased 2.6%. Company made cash interest payments of approximately $23.7 million on its outstanding debt in the quarter.

Senior unsecured term loan was paid down by $3.6 million, and the term loan B was paid down by approximately $824,000. The asset backline of credit balance remained at zero through the quarter with no borrowing or payment activity. Senior secured term loan balance increased by the PIK interest amount of approximately $520,000. Provision for income taxes was approximately $2.5 million in the quarter, and there was a net cash tax refund of approximately $321,000.

Net loss was approximately $7.9 million, or $0.18 per share, compared to net income of approximately $116.9 million, or $2.62 per share for the fourth quarter of 2018. For the fourth quarter, capital expenditures were approximately $1.2 million, compared to $709,000 last year.

On August 31st, we sold our Detroit, Michigan radio station, WDMK-FM, and three translators to Beasley Broadcast Group, Inc. We continued to operate WGPR-FM in Detroit under its former LMA until the end of last year, and so we ceased operating that station as well.

Company executed tax repurchases of 86,512 shares of Class D common stock in the amount of $192,000. For covenant purposes, pro forma LTM EBITDA was approximately $133.9 million. Net senior leverage was 4.78x against a covenant of 5.85x. Net debt was approximately $856.8 million, compared to $133.5 million of LTM reported adjusted EBITDA, for a total net leverage ratio of 6.42x.

With that, I'll hand back to Alfred.

A. Liggins	Thank you. Operator, let's open the line up for questions, please.
Moderator	[Operator instructions].
A. Liggins	No questions? Nobody's requesting questions, operator?
Moderator	Right now we have no one in queue for questions.
A. Liggins	Well, look, I know it's a very chaotic time and everybody's focused on their loved ones and their business falling off a cliff. And so, if there are any additional questions that people think of afterwards, we always try to be available and transparent, so feel free to reach out to Peter and I via email or telephone, and we will continue to communicate openly and transparently. And Godspeed to everybody in trying to sort through this COVID-19 catastrophe issue. Our prayers are with all of our families and your families as well.
	Thank you very much.
Moderator	Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation and for using AT&T TeleConference Service. You may now disconnect.